The Benchmark Company, LLC 150 East 58th Street, 17th Floor New York, NY 10155 (212) 312-6700 (800) 207-7455 (212) 312-6790 fax

June 13, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Suzanne Hayes Jordan Nimitz

Re:	Heat Test Laboratories, Inc., dba HeartSciences
Registration Statement on Form S-1 (Registration No. 333-265024)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Benchmark Company, LLC, as representatives of the several underwriters, hereby join Heart Test Laboratories, Inc. (the “Company”) in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-265024) (the “Registration Statement”) to become effective on June 14, 2022, at 4:30 p.m., Eastern Time, or at such other time as the Company or its outside counsel, Jackson Walker LLP, may request via a telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By: /s/ Michael Jacobs

Name: Michael Jacobs

Title: MD/Head of ECM

cc:	Andrew Simpson, Chairman and Chief Executive Officer, Heart Test Laboratories, Inc. Mark Hilz, Chief Operating Officer, Heart Test Laboratories, Inc.
Danielle Watson, Chief Financial Officer, Heart Test Laboratories, Inc.
Steven Jacobs, Jackson Walker LLP Noah Speck, Jackson Walker LLP
Andrea Cataneo, Mitchell Silberberg & Knupp LLP Anna Czege, Mitchell Silberberg & Knupp LLP

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